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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                Amendment No. 2

                                       to

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               U. S. Intec, Inc.
                                (Name of Issuer)


                     Common Stock, par value $.02 per share
                         (Title of Class of Securities)

                                  912084-10-0
                                 (Cusip Number)


                            Michael E. Dillard, P.C.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                        1700 Pacific Avenue, Suite 4100
                            Dallas, Texas 75201-4618
                                 (214) 969-2800
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               September 14, 1995
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with this Statement  / /.

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                                  Page 1 of
                       Exhibit Index appears on Page   .

       1)  Names of Reporting Person
           S.S. of I.R.S. Identification No. of Above Person


           First Southwest Company

       2)  Check the Appropriate Box                                     (a) /X/
           if a Member of a Group                                        (b) / /
           (See Instructions)

       3)  SEC Use Only

       4)  Source of Funds (See instructions)


           WC

       5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      (6)  Citizenship or Place of Organization


           Texas

       Number of Shares         (7)  Sole Voting Power--None
    Beneficially Owned by
    Each Reporting Person       (8)  Shared Voting Power--179,290
             With*
                                (9)  Sole Dispositive Power--None

                                (10)  Shared Dispositive Power--179,290


     (11)  Aggregate Amount Beneficially Owned by Each Reporting Person*



           179,290

     (12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     (13)  Percent of Class Represented by Amount in Row (11)


           5.9%

     (14)  Type of Reporting Person (See Instructions)


           CO, BD


* But See Item 5.

                                      13D

CUSIP No. 912084-10-0



       1)  Names of Reporting Person
           S.S. of I.R.S. Identification No. of Above Person


           Utley Group II Ltd.

       2)  Check the Appropriate Box if a Member of a Group
           (See Instructions)                                            (a) /X/
                                                                         (b) / /

       3)  SEC Use Only

       4)  Source of Funds (See instructions)


           WC

       5)  Check if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)

      (6)  Citizenship or Place of Organization


           Texas

       Number of Shares         (7)  Sole Voting Power--None
    Beneficially Owned by
        Each Reporting          (8)  Shared Voting Power--204,290
         Person With*
                                (9)  Sole Dispositive Power--None

                                (10)  Shared Dispositive Power--204,290

     (11)  Aggregate Amount Beneficially Owned by Each Reporting Person*


           204,290

     (12)  Check box if the Aggregate Amount in Row (11) Excludes Certain
           Shares (See Instructions)                                         / /

     (13)  Percent of Class Represented by Amount in Row (11)


           6.7%

     (14)  Type of Reporting Person (See Instructions)--PN



* But See Item 5.

                                      13D

CUSIP No. 912084-10-0




       1)  Names of Reporting Person
           S.S. of I.R.S. Identification No. of Above Person


           Hill A. Feinberg

       2)  Check the Appropriate Box if a Member of a Group
           (See Instructions)                                            (a) /X/
                                                                         (b) / /

       3)  SEC Use Only

       4)  Source of Funds (See instructions)


           PF

       5)  Check if Disclosure of Legal Proceedings is Required Pursuant
           to Items 2(d) or 2(e)                                             / /

      (6)  Citizenship or Place of Organization


           United States of America

       Number of Shares         (7) Sole Voting Power--None
      Beneficially Owned
      by Each Reporting         (8) Shared Voting Power--199,290
         Person With*
                                (9) Sole Dispositive Power--None

                                (10) Shared Dispositive Power--199,290

     (11)  Aggregate Amount Beneficially Owned by Each Reporting Person*


           199,290

     (12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

     (13)  Percent of Class Represented by Amount in Row (11)


           6.6%

     (14)  Type of Reporting Person (See Instructions)


           IN


* But See Item 5.

                                      13D

CUSIP No. 912084-10-0



       1)  Names of Reporting Person
           S.S. of I.R.S. Identification No. of Above Person


           Debra J. Feinberg

       2)  Check the Appropriate Box if a Member of a Group              (a) /X/
           (See Instructions)                                            (b) / /

       3)  SEC Use Only

       4)  Source of Funds (See instructions)


           PF

       5)  Check if Disclosure of Legal Proceedings is                       / /
           Required Pursuant to Items 2(d) or 2(e)

      (6)  Citizenship or Place of Organization


           United States of America

       Number of Shares         (7)  Sole Voting Power--None
    Beneficially Owned by
    Each Reporting Person       (8)  Shared Voting Power--7,500
              With*
                                (9)  Sole Dispositive Power--None

                                (10)  Shared Dispositive Power--7,500

     (11)  Aggregate Amount Beneficially Owned by Each Reporting Person*


           7,500

     (12)  Check box if the Aggregate Amount in Row (11) Excludes Certain
           Shares                                                            / /
           (See Instructions)

     (13)  Percent of Class Represented by Amount in Row (11)


           Less than 1%

     (14)  Type of Reporting Person (See Instructions)


           IN


* But See Item 5.

                                      13D

CUSIP No. 912084-10-0



       1)  Names of Reporting Person
           S.S. of I.R.S. Identification No. of Above Person


           Paul M. Bass, Jr.

       2)  Check the Appropriate Box if a Member of a Group              (a) /X/
           (See Instructions)                                            (b) / /

       3)  SEC Use Only

       4)  Source of Funds (See Instructions)


           PF

       5)  Check if Disclosure of Legal Proceedings is                       / /
           Required Pursuant to Items 2(d) or 2(e)

      (6)  Citizenship or Place of Organization


           United States of America

       Number of Shares         (7)  Sole Voting Power--None
    Beneficially Owned by
    Each Reporting Person       (8)  Shared Voting Power--189,290
              With*
                                (9)  Sole Dispositive Power--None

                                (10)  Shared Dispositive Power--189,290

     (11)  Aggregate Amount Beneficially Owned by Each Reporting
           Person*--189,290

     (12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     (13)  Percent of Class Represented by Amount in Row (11)--6.2%

     (14)  Type of Reporting Person (See Instructions)--IN


* But See Item 5.

                                      13D

CUSIP No. 912084-10-0



       1)  Names of Reporting Person
           S.S. of I.R.S. Identification No. of Above Person


           Michael J. Marz

       2)  Check the Appropriate Box                                     (a) /X/
           if a Member of a Group                                        (b) / /
           (See Instructions)

       3)  SEC Use Only

       4)  Source of Funds (See instructions)


           PF

       5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      (6)  Citizenship or Place of Organization


           United States of America

       Number of Shares         (7)  Sole Voting Power--None
    Beneficially Owned by
    Each Reporting Person       (8)  Shared Voting Power--182,290
               With*
                                (9)  Sole Dispositive Power--None

                                (10)  Shared Dispositive Power--182,290

     (11)  Aggregate Amount Beneficially Owned by Each Reporting Person*


           182,290

     (12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     (13)  Percent of Class Represented by Amount in Row (11)


           6.0%

     (14)  Type of Reporting Person (See Instructions)


           IN


* But See Item 5.

Item 1.  Security and Issuer.


     This Amendment No. 2 to Schedule 13D (the "Statement") relates to the common stock, par value $.02 per share (the "Shares"), of U.S. Intec, Inc., a Texas corporation ("U.S. Intec"). The Shares are registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The principal executive offices of U. S. Intec are located at 1212 Brai Drive, Port Arthur, Texas 77643. This Statement amends and restates in its entirety the Statement on Schedule 13D filed by First Southwest Company, a Texas corporation (the "Company"), and certain of its affiliates on January 27, 1995, as amended by Amendment No. 1 to Schedule 13D filed on February 24, 1995.


Item 2.  Identity and Background.


     This Statement is filed by the Company, Utley Group II Ltd., a Texas limited partnership and an indirect owner of the Company ("Utley Ltd."), Hill A. Feinberg, an individual residing in Dallas, Texas and a director and Chief Executive Officer of the Company, Debra J. Feinberg, an individual residing in Dallas, Texas and the wife of Mr. Feinberg, Paul M. Bass, Jr., an individual residing in Dallas, Texas and a director and Vice Chairman of the Company, and Michael J. Marz, Managing Director of the Company. The Company, Utley Ltd., Mr. Feinberg, Mrs. Feinberg, Mr. Bass and Mr. Marz are collectively referred to herein as the "Reporting Persons". The Reporting Persons may constitute a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Exchange Act.


     The Company's principal business is as a diversified investment banking firm providing service in the areas of public, corporate, private, and merchant banking; funds management; underwriting and trading of debt and equity securities; institutional sales; clearing and other related investment banking activities. The principal executive offices of the Company are located at 1700 Pacific Avenue, Suite 500, Dallas, Texas 75201. The Company is currently engaged as a financial advisor to U.S. Intec.


     First Southwest Holdings, Inc., a Delaware corporation ("First Southwest Holdings"), controls the Company and beneficially owns 100% of the outstanding capital stock of the Company. First Southwest Holdings was formed to act as a holding company to hold the stock of the Company. First Southwest Partners Ltd., a Texas limited partnership formerly known as UFL Group Ltd. ("First Southwest Partners"), controls First Southwest Holdings and beneficially owns a majority of the voting stock of First Southwest Holdings. The principal business of First Southwest Partners is to hold the stock of First Southwest Holdings. First Southwest Management, Inc., a Texas corporation formerly known as UFL Management, Inc. ("First Southwest Management"), is the sole general partner of First Southwest Partners. First Southwest Management's principal business is to serve as the general partner of First Southwest Partners. Because under Section 13(d) of the Exchange Act First Southwest Management may be deemed to be the person ultimately in control of the Company, information is included in this Statement regarding First Southwest Management. First Southwest Management is ultimately controlled by Mr. Feinberg and Utley Ltd.



     Utley Ltd., a Texas limited partnership, is principally engaged in the business of purchasing and selling securities for investment purposes. Utley Group Incorporated, a Texas corporation ("Utley Corp."), is the sole general partner of Utley Ltd. The principal business of Utley Corp. is to serve as the general partner of Utley Ltd. Robert K. Utley, III, an individual residing in Dallas, Texas, who serves as a director of the Company and as Chairman and Chief Executive Officer of First Southwest Holdings, controls Utley Corp. Mr. Utley is the sole director and serves as the President and sole executive officer of Utley Corp.



     Mrs. Feinberg's principal occupation is as a commercial real estate agent and her business address is 3131 Maple Avenue 14-E, Dallas, Texas 75201. Mrs. Feinberg is a citizen of the United States of America.

     Attached as Schedule I hereto and incorporated herein by reference is a list of (i) all executive officers and directors of the Company and First Southwest Management and (ii) the business address and principal occupation or employment of each individual listed thereon. All such individuals are citizens of the United States of America.

     During the last five years, none of the Reporting Persons and, to the best of such Reporting Persons' knowledge, none of the other persons with respect to whom information is given in response to this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.


     Pursuant to the terms and conditions of the Stock Purchase Agreement, dated October 27, 1994 (the "Stock Purchase Agreement"), Roofin S.A. Holding, a Luxembourg corporation ("Roofin"), agreed to sell 845,290 Shares held by Roofin to a joint venture owned by Danny J. Adair, the President and Chief Executive Officer of U.S. Intec. Subsequent to the execution of such Stock Purchase Agreement, Mr. Adair assigned the right to purchase 398,790 of such Shares to the Company. On January 20, 1995, the Company paid Roofin $6.27 per Share in cash against delivery of 398,790 Shares plus expenses. In addition, on January 12, 1995, U.S. Intec, Mr. Adair, the Company and certain other purchasers of the Shares entered into a Registration Agreement (the "Registration Agreement") pursuant to which U.S. Intec granted registration rights to the Company and such other purchasers of the Shares. The Registration Agreement is attached hereto as Exhibit A and is incorporated herein by reference in its entirety.



     Pursuant to the terms of the Registration Agreement, U.S. Intec registered the Shares with the Securities and Exchange Commission pursuant to a Form S-3, Registration No. 33-88528, effective February 23, 1995. On February 24, 1995, subsequent to the effectiveness of such registration, the Company sold, in the ordinary course of its business, 150,000 of such Shares to clients to whom the Company provides financial advisory services but who are not affiliated with the Company. In addition, on February 24, 1995 the Company sold, in the ordinary course of its business, 7,500 of such Shares to Mrs. Feinberg and an additional 69,000 of such Shares to employees of the Company and their affiliates, including 25,000 of such Shares to Utley Ltd., 20,000 of such Shares to Mr. Feinberg, 10,000 of such Shares to Mr. Bass and 3,000 of such Shares to Mr. Marz. The transfer of the 219,500 Shares was at a price of $6.39 per Share.


Item 4.  Purpose of Transaction.


     The Reporting Persons purchased the Shares to acquire a significant equity position in U.S. Intec. On September 14, 1995, the Reporting Persons executed a shareholders agreement (the "Shareholders Agreement") with G-I Holdings Inc., a Delaware corporation ("Parent"), and USI Acquisition Company, a Texas corporation and wholly owned subsidiary of Parent ("Sub"), pursuant to which each of the Reporting Persons as well as the other shareholders of U.S. Intec who are parties thereto (collectively the "Selling Shareholders") agreed to validly tender (and not to withdraw) pursuant to and in accordance with the terms of a tender offer (the "Offer") as may be commenced by Sub at a price not less than $9.05 per Share, the number of Shares beneficially owned by and set forth opposite such Reporting Person's name on Schedule II hereto. The tender of Shares by the Selling Shareholders in accordance with the terms of such Shareholders Agreement is contingent upon certain conditions specified therein, including the condition that Sub has exercised its option to purchase certain Shares from the Selling Shareholders prior to the termination date of the Merger Agreement. The Shareholders Agreement was entered into by the Selling Shareholders in connection with the Merger Agreement, dated September 15, 1995, among U.S. Intec, Parent and Sub. The Selling Shareholders further have agreed that the transfer to Sub in the Offer of their Shares will pass to and unconditionally vest in Purchaser good and valid title to such Shares, free and clear of all claims, liens, restrictions, security interests, pledges, limitations and other encumbrances.The Shareholders Agreement is filed as Exhibit B to this Statement and is incorporated herein by reference. The terms and conditions of the Shareholders Agreement are more fully described in Item 6 herein.



     If for any reason the transactions contemplated by the Merger Agreement do not occur and the Reporting Persons continue to own Shares, the Reporting Persons intend to continue to evaluate the business and prospects of U.S. Intec and may in the future make known to the management of U.S. Intec their views, as they develop, with respect to U.S. Intec's policies and decisions. Depending on their evaluation of U.S. Intec, other investment opportunities, market conditions, and such other factors as they may deem material, one or more of the Reporting Persons may seek to acquire additional Shares in the open market, in private transactions, or otherwise, or may dispose of all or a portion of the Shares presently held or hereafter acquired. Subject to their continuing evaluation of the factors described above, the Reporting Persons may seek to influence the policies and management of U.S. Intec by seeking to meet with its management and/or representatives of its Board of Directors in order to discuss various alternatives with the intent of enhancing shareholder value. Such discussions may include, but are not limited to, requesting representation on the Board of Directors of U.S. Intec, suggesting that U.S. Intec review alternative capital structures, proposing a going private transaction or business combination consistent with the goals of both management and shareholders, or making other proposals which the Reporting Persons may from time to time wish to present to the management of U.S. Intec. The Reporting Persons are not contemplating taking any actions which the Board of Directors of U.S. Intec opposes.


     Except as stated above, the Reporting Persons have not formulated any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of the
Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

Item 5.  Interest in Securities of the Issuer.


     (a) According to the Quarterly Report on Form 10-Q of U.S. Intec for its quarter ended June 30, 1995, U.S. Intec had 3,040,911 Shares outstanding as of June 30, 1995. As of the date hereof, the Reporting Persons may be deemed, pursuant to Rule 13d-3, to own beneficially an aggregate of 244,790 Shares, representing approximately 8.0% of the outstanding Shares. The Company is the beneficial owner of 179,290 Shares (or 5.9% of all Shares outstanding). Each of Mr. Utley, Utley Ltd., Mr. Feinberg, Mr. Bass and Mr. Marz may be deemed, pursuant to Rule 13d-3, to own beneficially 179,290 Shares beneficially owned by the Company. Accordingly, Utley Ltd. and Mr. Utley, as the controlling person of Utley Ltd., would be deemed to beneficially own 204,290 Shares (or 6.7% of all Shares outstanding), Mr. Feinberg would be deemed to beneficially own 199,290 Shares (or 6.6% of all Shares outstanding), Mr. Bass would be deemed to beneficially own 189,290 Shares (or 6.2% of all Shares outstanding), and Mr. Marz would be deemed to beneficially own 182,290 Shares (or 6.0% of all Shares outstanding). Mrs. Feinberg would be deemed to beneficially own 7,500 Shares, representing less than 1.0% of all Shares outstanding.


     (b) As a result of executing the Shareholders Agreement, the Company shares with Parent and Sub the power to vote or direct the vote and to dispose or to direct the disposition of the Shares beneficially owned by it. In addition, Utley Ltd., Messrs. Feinberg and Utley, by virtue of their indirect ownership interest in the Company and, with respect to Messrs. Feinberg, Utley, Bass and Marz, by virtue of their positions as directors and executive officers of the Company, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to own beneficially the Shares owned beneficially by the Company. Further, the persons listed as directors of the Company and First Southwest Management on Schedule I attached hereto may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to own beneficially the Shares owned beneficially by the Company.


     As a result of executing the Shareholders Agreement, Utley Ltd. shares with Parent and Sub the power to vote or direct the vote and to dispose or to direct the disposition of the Shares beneficially owned by it. Because the limited partnership agreement governing Utley Ltd. provides that all decisions concerning the voting and disposition of securities owned by Utley Ltd. will be made by Utley Corp., as its sole general partner, Utley Corp. is thereby able to control all decisions concerning the voting and disposition of the Shares owned by Utley Ltd. Mr. Utley and trusts formed for the benefit of Mr. Utley's family own all of the outstanding capital stock of Utley Corp. By virtue of his direct and indirect ownership of Utley Corp. and his positions as sole director and sole executive officer of Utley Corp., Mr. Utley may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to own the Shares owned by Utley Ltd.



     As a result of executing the Shareholders Agreement, Mr. Feinberg shares with Parent and Sub the power to vote or direct the vote and to dispose or to direct the disposition of the Shares owned by him. As a result of executing the Shareholders Agreement, Mrs. Feinberg shares with Parent and Sub the power to vote or direct the vote and to dispose or to direct the disposition of the Shares owned by her. As a result of executing the Shareholders Agreement, Mr. Bass shares with Parent and Sub the power to vote or direct the vote and to dispose or to direct the disposition of the Shares owned by him. As a result of executing the Shareholders Agreement, Mr. Marz shares with Parent and Sub the power to vote or direct the vote and to dispose or to direct the disposition of the Shares owned by him.



     (c) None of the Reporting Persons nor, to the best knowledge of such Reporting Persons, any of the other persons with respect to whom information is given in response to Item 2 hereof, has effected transactions in the Shares during the past sixty days.


     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The following summary of the material terms of the Registration Agreement is qualified in its entirety by reference to the Registration Agreement, a copy of which is attached hereto as Exhibit A and incorporated herein by reference.

     In consideration of the purchase of 545,290 Shares by the Company and the other purchasers identified in the Registration Agreement (the "Purchasers"), U.S. Intec agreed to file a registration statement on Form S-3 with respect to the offering and sale of such Shares by Purchasers on a delayed or continuous basis. U.S. Intec agreed to indemnify Purchasers for any losses as a result of any misstatements or omissions contained in any such registration statement. Purchasers agreed to indemnify U.S. Intec for any losses as a result of any misstatement or omissions contained in any such registration statement if such misstatement or omission was made in reliance upon information provided by such Purchasers.


     The summary below of the terms of the Shareholders Agreement is qualified in its entirety by reference to the Shareholders Agreement, a copy of which is attached hereto as Exhibit B and incorporated herein by reference. See also related discussion in Item 4.



     Parent and Sub have entered into the Shareholders Agreement with the Selling Shareholders who own an aggregate of 1,838,811 (or 60.4%) of the outstanding Shares. Among such Selling Shareholders are Reporting Persons, who currently have beneficial ownership of an aggregate of 244,790 (or approximately 8.0%) of the outstanding Shares. To induce Parent and Sub to enter into the Merger Agreement, the Selling Shareholders have granted to Parent irrevocable options (each a "Share Option" and collectively, the "Share Options") to purchase their respective Shares (the "Option Shares") at a purchase price per Share of not less than $9.05 per share (plus any additional consideration per Share which, consistent with the provisions of Rule 14d-10 under the Exchange Act, may be paid to any other shareholder of U.S. Intec pursuant to the Offer or the Merger), if (i) all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act"), required for the purchase of the Option Shares shall have expired or been waived and (ii) there shall not be in effect any preliminary or final injunction or other order of any court or public or governmental authority prohibiting such purchase. Subject to certain conditions specified in the Shareholders Agreement, such right is exercisable in whole (but not in part) until the later of (x) the 180th day next following September 14, 1995 or (y) the first to occur of (i) consummation of the Merger or (ii) termination of the Merger Agreement in accordance with its terms (the "Termination Date"). The right of Parent or Sub to exercise the Share Options will expire on the Termination Date. If Parent elects to exercise the Share Options, Parent must send a written notice (the "Notice") to the Selling Shareholders identifying the place and date (not less than two nor more than 20 business days from the date of the Notice) for the closing of such purchase. If Parent exercises one Share Option, it must exercise all Share Options.



     In addition, the Selling Shareholders have agreed that, if Parent exercises the Share Options pursuant to the Shareholders Agreement, Parent, within 30 calendar days after the date of such exercise, will be obligated to offer to all other shareholders of U.S. Intec an opportunity to sell their Shares to Parent upon the equivalent terms and conditions provided with respect to the exercise of the Share Options.



     The Selling Shareholders have agreed that during the period commencing on September 14, 1995 and continuing until the Termination Date, at any meeting of U.S. Intec's shareholders, however called, or in connection with any written consent of the U.S. Intec's shareholders, the Selling Shareholders will vote (or cause to be voted) the Shares held of record or beneficially owned by them (i) in favor of the Merger, the execution and delivery by U.S. Intec of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Shareholders Agreement, and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of U.S. Intec under the Merger Agreement or the Shareholders Agreement (after giving effect to any materiality or similar qualifications contained therein); and (iii) except as otherwise agreed to in writing in advance by Parent, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving U.S. Intec or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of U.S. Intec or its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of U.S. Intec or its subsidiaries; and (C)(1) any change in a majority of the persons who constitute the Board of Directors of U.S. Intec; (2) any change in the present capitalization of U.S. Intec or any amendment of U.S. Intec's articles of incorporation or bylaws; (3) any other material change in the Company's corporate structure or business; or (4) any other action which, in the case of each of the matters referred to in clauses C(1), (2), or (3) above, is intended, or reasonably could be expected, to impede, interfere with, delay, postpone or materially adversely affect the Merger and the transactions contemplated by the Shareholders Agreement and the Merger Agreement. The Selling Shareholders further have agreed not to enter into any agreement or understanding with any person or entity the effect of which would be inconsistent with or violative of the provisions and agreements described above.


     The Selling Shareholders have made certain customary representations, warranties and covenants, including with respect to (i) their ownership of the Shares, (ii) their authority to enter into and perform their obligations under the Shareholders Agreement, (iii) noncontravention, (iv) the receipt of requisite governmental consents and approvals, (v) the absence of liens and encumbrances on and in respect of their Shares, (vi) restrictions on the transfer of their Shares, (vii) the solicitation of Acquisition Proposals, and (viii) the waiver of their appraisal rights. The term "Acquisition Proposal" means any of the following transactions (other than transactions among U.S. Intec, Parent and Sub contemplated in the Merger Agreement) involving U.S. Intec or any of its subsidiaries: (i) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of the assets of U.S. Intec and its subsidiaries outside of the ordinary course of business; (iii) any tender or exchange offer for the outstanding capital shares of U.S. Intec or the filing of a registration statement under the Securities Act of 1933, as amended, in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.



     Parent has agreed to indemnify, defend and hold harmless each Selling Shareholder against all losses, claims, damages, costs, expenses (including reasonable attorneys fees and expenses), liabilities, judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not unreasonably be withheld) of, or in connection, with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person entered into the Shareholders Agreement, other than as a result of, or relating to, any claim asserted by a Selling Shareholder. In this connection, Parent has agreed to pay to the foregoing indemnified parties expenses in advance of the final disposition of any such action or proceeding to the fullest extent permitted by law. Such indemnification shall terminate and no longer be effective upon notification from Parent delivered to the Selling Shareholders that the Share Options have been terminated.



     Danny J Adair, U.S. Intec's President and Chief Executive Officer (and holder of approximately 26.8% of the outstanding Shares) has (i) acknowledged in the Shareholders Agreement that pursuant to a certain Debt Restructuring and Non-Competition Agreement, dated as of September 28, 1990, as amended, U.S. Intec holds the executive's secured promissory note (the "Note") in the principal amount of $2,803,000 (together with all accrued and unpaid interest thereon, the "Loan Amount") and (ii) agreed that any amount to be paid to him in the Offer or pursuant to the Shareholders Agreement in respect of his Shares shall be net of the Loan Amount and that the Loan Amount shall instead be paid to the Company in full satisfaction of his obligations under the Note.


     Other than as provided therein, the Shareholders Agreement will terminate by its terms upon the Termination Date.


     The Reporting Persons fully intend to tender their Shares in accordance with the terms of the Shareholders Agreement. In the event, however, that the Offer and Merger fail to transpire pursuant to the terms of the Merger Agreement, the Reporting Persons will retain beneficial ownership of their aggregate 244,790 Shares.


Item 7.  Materials to be Filed as Exhibits.




EXHIBIT A         --Registration Agreement, dated as of January 12, 1995, among Roofin S.A. Holding, Danny J.
                    Adair, the Company, 490 Park Joint Venture, Umphrey Family Limited Partnership and U.S. Intec.

EXHIBIT B         --Shareholders Agreement, dated as of September 14, 1995, among Parent, Sub, the Company, Umphrey
                    Family Limited Partnership, 490 Park Joint Venture, Danny J. Adair, Albert E. Brammer, Austin
                    W. Gonsoulin, Robert G. Hoag, Ken D. Latiolais, S. Craig Noble, Richard Earl Purkey, Sr., J.
                    Roane Ruddy, Hill A. Feinberg, Debra J. Feinberg, Utley Group II, Paul M. Bass, Jr. and Michael
                    J. Marz.

CUSIP No. 912084-10-0
                                      13D

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Reporting Persons have duly caused this Amendment No. 2 to Schedule 13D to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of Dallas, on the 21st day of September, 1995. The power of attorney provided to Hill A. Feinberg and Robert K. Utley, III, as attorneys-in-fact of the undersigned, as filed in Amendment No. 1 to Schedule 13D dated February 24, 1995, is hereby incorporated by reference. After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                          FIRST SOUTHWEST COMPANY

                                          By:  /s/ THOMAS D. WILLIAMS
                                              ..................................
                                              Thomas D. Williams
                                              Managing Director and General
                                              Counsel


                                          UTLEY GROUP II LTD.


                                          By:  /s/ ROBERT K. UTLEY, III
                                              ..................................
                                              Robert K. Utley, III
                                              President of Utley Group, Inc.,
                                              General Partner


                                          By: HILL A. FEINBERG*
                                              ..................................
                                              Hill A. Feinberg


                                          By: DEBRA J. FEINBERG*
                                              ..................................
                                              Debra J. Feinberg


                                          By: PAUL M. BASS, JR.*
                                              ..................................
                                              Paul M. Bass, Jr.


                                          By: MICHAEL J. MARZ*
                                              ..................................
                                              Michael J. Marz


                                          *By: /s/ ROBERT K. UTLEY  III
                                               .................................
                                               Robert K. Utley, III
                                               Attorney-in-fact

                                      13D

CUSIP No. 912084-10-0

                                   SCHEDULE I

            Information Concerning Executive Officers and Directors
                           of First Southwest Company


     Unless otherwise indicated, the business address of each individual and corporation listed below is 1700 Pacific, Suite 500, Dallas, Texas 75201.


                             Board of Directors of
                            FIRST SOUTHWEST COMPANY


                        Name and                                            Principal Employment
                    Business Address                                            and Employer
--------------------------------------------------------  --------------------------------------------------------
Paul M. Bass, Jr.                                         Vice Chairman of First Southwest Company Chairman & CEO
                                                          of First Southwest Asset Management, Inc.

Hill A. Feinberg                                          Chairman & CEO of First Southwest Company

Michael J. Marz                                           Managing Director of First Southwest Company

John H. Massey                                            Chairman & CEO of Life Partners Group, Inc.
  7887 East Belleview Ave.
  Englewood, CO 80111-6093

Frank J. Medanich                                         Executive Director of First Southwest Company

Dennis K. Streit                                          Treasurer of First Southwest Company

Robert K. Utley, III                                      Chairman & CEO of First Southwest Holdings, Inc.

Thomas D. Williams                                        Managing Director, Chief Administrative Officer &
                                                          General Counsel of First Southwest Company


                             Board of Directors of
                        FIRST SOUTHWEST MANAGEMENT, INC.


                        Name and                                            Principal Employment
                    Business Address                                            and Employer
--------------------------------------------------------  --------------------------------------------------------
Hill A. Feinberg                                          Chairman & CEO of First Southwest Company President of
                                                          First Southwest Management, Inc.

Robert K. Utley, III                                      Chairman & CEO of First Southwest Holdings, Inc.
                                                          Chairman of First Southwest Management, Inc.

                                      13D

CUSIP No. 912084-10-0

                                  SCHEDULE II



Name of Stockholder                                  Number of Shares Owned
-------------------                                 ------------------------

1. First Southwest Company                                    179,290

2. Hill A. Feinberg                                            20,000

3. Debra J. Feinberg                                            7,500

4. Utley Group II                                              25,000

5. Paul M. Bass, Jr.                                           10,000

6. Michael J. Marz                                              3,000

                                      13D

CUSIP No. 912084-10-0

                                 EXHIBIT INDEX


    Exhibit                                                                                                     Page
    -------                                                                                                     ----

EXHIBIT A         --Registration Agreement, dated as of January 12, 1995, among Roofin S.A. Holding, Danny
                    J. Adair, the Company, 490 Park Joint Venture, Umphrey Family Limited Partnership and
                    U.S. Intec.

EXHIBIT B         --Shareholders Agreement, dated as of September 14, 1995, among Parent, Sub, the Company,
                    Umphrey Family Limited Partnership, 490 Park Joint Venture, Danny J. Adair, Albert E.
                    Brammer, Austin W. Gonsoulin, Robert G. Hoag, Ken D. Latiolais, S. Craig Noble, Richard
                    Earl Purkey, Sr., J. Roane Ruddy, Hill A. Feinberg, Debra J. Feinberg, Utley Group II,
                    Paul M. Bass, Jr. and Michael J. Marz.